

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 25, 2010

Mr. Stephen Cumming
Vice President Finance and Chief Financial Officer
Atmel Corporation
2325 Orchard Parkway
San Jose, CA 95131

> **Re: Atmel Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 000-19032**

Dear Mr. Cumming:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief